UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2023

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

((Translation of registrant’s name into English)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

This Report on Form 6-K (including exhibits attached hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-236064, 333-249063 and 333-262055), to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 11, 2023, Can-Fite BioPharma Ltd. (the “Company”) entered into a securities purchase agreement (the “RD Purchase Agreement”), pursuant to which the Company agreed to sell and issue in a registered direct offering (the “Registered Direct Offering”) an aggregate of 90,000,000 ordinary shares (the “RD Shares”), par value NIS 0.25 per share, of the Company (“Ordinary Shares”) represented by 300,000 American Depositary Shares (“ADSs”), and pre-funded warrants (the “Pre-funded Warrants”) to purchase up to 210,000,000 Ordinary Shares represented by 700,000 ADSs, and, in a concurrent private placement, unregistered warrants to purchase up to 600,000,000 Ordinary Shares represented by 2,000,000 ADSs (the “RD Warrants”), consisting of Series A warrants (the “Series A Warrants”) to purchase up to 300,000,000 Ordinary Shares represented by 1,000,000 ADS, and Series B warrants (the “Series B Warrants”) to purchase up to 300,000,000 Ordinary Shares represented by 1,000,000 ADSs, at an offering price of $5.50 per RD Share and associated Series A and Series B warrants and an offering price of $5.499 per Pre-funded Warrant and associated Series A and Series B warrants.

In addition, the Company entered into a securities purchase agreement (the “PIPE Purchase Agreement,” and together with the RD Purchase Agreement, the “Purchase Agreements”) pursuant to which the Company agreed to sell and issue in a private placement (the “PIPE Offering,” and together with the Registered Direct Offering, the “Offerings”) an aggregate of up to 363,637 unregistered Pre-funded Warrants to purchase up to 109,091,100 Ordinary Shares represented by 363,637 ADSs, and unregistered warrants to purchase up to an aggregate of 218,182,200 Ordinary Shares represented by 727,274 ADSs (the “PIPE Warrants,” and together with the RD Warrants, the “Warrants”), consisting of Series A Warrants to purchase up to 109,091,100 Ordinary Shares represented by 363,637 ADSs and Series B Warrants to purchase up to 109,091,100 Ordinary Shares represented by 363,637 ADSs, at an offering price of $5.499 per Pre-funded Warrant and associated Series A and Series B warrants.

The Pre-funded Warrants will be immediately exercisable at an exercise price of $0.001 per ADS and will not expire until exercised in full. The Series A and Series B warrants will be immediately exercisable upon issuance. The Series A Warrants will have an exercise price of $6.00 per ADS, and the Series B Warrants will have an exercise price of $5.50 per ADS, subject to adjustment as set forth therein. The Series A Warrants have a term of five and one-half years from the date of issuance and the Series B Warrants have a term of 20 months from the date of issuance. The Warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs and Ordinary Shares underlying the Warrants.

In connection with the PIPE Purchase Agreement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company is required to file a resale registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register for resale of the Ordinary Shares represented by ADSs issuable upon exercise of the unregistered Pre-funded Warrants and Warrants, within 20 days of the signing date of the PIPE Purchase Agreement (the “Signing Date”), and to have such Registration Statement declared effective within 60 days after the Signing Date in the event the Registration Statement is not reviewed by the SEC, or 90 days of the Signing Date in the event the Registration Statement is reviewed by the SEC. The Company will be obligated to pay certain liquidated damages if the Company fails to file the Registration Statement when required, fails to cause the Registration Statement to be declared effective by the SEC when required, of if the Company fails to maintain the effectiveness of the Registration Statement.

The Purchase Agreements and the Registration Rights Agreements also contain representations, warranties, indemnification and other provisions customary for transactions of this nature. The Company also has agreed to amend certain warrants to purchase up to an aggregate of 600,000 ADSs that were issued in December 2021 to the investor in this offering and private placement by reducing the exercise prices from $20.00 per ADS to $5.50 per ADS. In addition, subject to limited exceptions, the Purchase Agreements provide that for a period of one year following the effective date of the Registration Statement, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreements. In addition, pursuant to the Purchase Agreements, the Company agreed to abide by certain customary standstill restrictions for a period of sixty (60) days following the effective date of the Registration Statement.

Aggregate gross proceeds to the Company in respect of the Offerings (assuming full exercise of Pre-funded Warrants and no exercise of the Warrants) is expected to be approximately $7.5 million, before deducting fees payable to the placement agent and other offering expenses payable by the Company. The Offerings are expected to close on or about January 13, 2023, subject to satisfaction of customary closing conditions.

The Company also entered into a letter agreement (the “Engagement Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which Wainwright agreed to serve as the exclusive placement agent for the Company in connection with the Offerings. The Company agreed to pay Wainwright a cash placement fee equal to 7% of the aggregate gross proceeds raised in the Offerings, a management fee of 1% of the aggregate gross proceeds raised in the Offerings, a non-accountable expense allowance of $75,000 and clearing fees of $15,950. Wainwright will also receive placement agent warrants (the “Placement Agent Warrants”) on substantially the same terms as the Series A Warrants to be issued in the Offering in an amount equal to 7% of the aggregate number of Ordinary Shares represented by ADSs and ADSs issuable upon exercise of the Pre-funded Warrants sold in the Offerings, or 28,636,500 Ordinary Shares represented by 95,455 ADSs, at an exercise price of $6.875 per ADS and a term expiring on January 11, 2028.

The RD Shares representing the ADSs, the Pre-funded Warrants, and the ADSs and Ordinary Shares underlying the Pre-funded Warrants to be issued in the Registered Direct Offering will be issued pursuant to a prospectus supplement dated as of January 11, 2023, which will be filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-249063), which became effective on October 9, 2020, and the base prospectus dated as of October 9, 2020 contained in such registration statement.

The Pre-funded Warrants to be issued in the PIPE Offering, the Warrants, Placement Agent Warrants, and the ADSs and Ordinary Shares underlying such warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyer as defined in Rule 144(A)(a), and have acquired such securities for their own account and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Pre-funded Warrants to be issued in the PIPE Offering, the Warrants, Placement Agent Warrants, and the ADSs and Ordinary Shares underlying such warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares, ADSs or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Purchase Agreements, the Registration Rights Agreement, the Warrants, the Engagement Agreement, and Placement Agent Warrants are not complete, and are qualified in their entireties by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

Copies of the opinions of Doron Tikotzky Kantor Gutman, Nass & Amit Gross and Greenberg Traurig, LLP relating to the securities issued in the Registered Direct Offering are attached as Exhibits 5.1 and 5.2, respectively.

The Company previously announced the Offerings in a press release issued on January 11, 2023, which was included as an exhibit to a Report on Form 6-K filed with the SEC on the same day.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about January 13, 2023. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Doron Tikotzky Kantor Gutman, Nass & Amit Gross
5.2	Opinion of Greenberg Traurig, LLP
10.1	Form of Registered Direct Offering Securities Purchase Agreement, dated January 11, 2023
10.2	Form of PIPE Securities Purchase Agreement, dated January 11, 2023
10.3	Form of Registered Direct Pre-funded Warrant
10.4	Form of Series A and Series B Warrant
10.5	Form of Private Placement Pre-funded Warrant
10.6	Form of Registration Rights Agreement, dated January 11, 2023
23.1	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: January 13, 2023	By:	/s/ Pnina Fishman
Name: Pnina Fishman
Title: Chief Executive Officer